September 15, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Susan Block

Re:	Empire Resources, Inc.

Post-Effective Amendment No. 2 to

Registration Statement on Form S-1

Filed August 19, 2014

File No. 333-179245

Ladies and Gentlemen:

Reference is made to the letter dated September 12, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (File No. 333-179246) (the “Registration Statement”) filed by Empire Resources, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2014. Below are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comment as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

General

1.	It appears that the registration statement that this post-effective amendment no. 2 is updating has been in use for more than nine months and the information contained in the prospectus, which includes the audited financial statements, was more than 16 months old prior to the filing of this post-effective amendment. If an offering continues for more than 9 months, Section 10(a)(3) requires the issuer to update the information in the registration statement if it is more than 16 months old, which includes audited financial statements. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. As such, please tell us whether any offers or sales were made using the prospectus during the period in which your audited financial statements were not current. Additionally, please tell us how you communicated to the selling security holders that they cannot sell securities pursuant to the registration statement until current financial statements have been filed. Refer to Securities Act Section 10(a)(3) and Securities Act Rule 427.

U.S. Securities and Exchange Commission

September 15, 2014

Response:

No offers or sales were made using the prospectus contained in the Registration Statement during the period in which the Company’s audited financial statements were not current. The Company communicated to selling stockholders that the prospectus was not available until a post-effective amendment to the Registration Statement was declared effective upon each conversion of its 10% Convertible Senior Subordinated Notes due June 1, 2016, with respect to which there was only one on August 18, 2014 by The Leon and Toby Cooperman Family Foundation. We also note that each of the other selling stockholders are either (i) insiders of the Company and aware of the unavailability of the prospectus through general internal communications or (ii) Leon Cooperman, who was advised of this fact when The Leon and Toby Cooperman Family Foundation submitted a conversion notice on August 18, 2014. As such, the Company believes that each of the selling stockholders is fully informed that the prospectus under the Registration Statement is currently not available until a post-effective amendment to the Registration Statement is declared effective.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:	Sandra Kahn, Empire Resources, Inc.

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